EXHIBIT 5.1

April 25, 2005

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304

$80,000,000 of deferred compensation obligations to be issued pursuant to the Hewlett-Packard Company 2005 Executive Deferred Compensation Plan

Dear Sir or Madam:

        I have examined the proceedings taken and the instruments executed in connection with the organization and present capitalization of Hewlett-Packard Company (“HP”) and the authorization of the issuance of $80,000,000 of HP's deferred compensation obligations (the “Obligations”) to be issued pursuant to the Hewlett-Packard Company 2005 Executive Deferred Compensation  Plan, as amended (the “Plan”). The Obligations are the subject of a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, which is being filed with the Securities and Exchange Commission (the “Registration Statement”) and to which this opinion is to be attached.

        Upon the basis of such examination, I am of the following opinion:

1.     The Obligations, when issued in the manner contemplated by the Plan, will be valid and binding obligations of HP, enforceable against HP in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally and by general principles of equity.

2.     The applicable provisions of the Plan comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended, pertaining to such provisions.

        You are further advised that I consent to the use of this opinion as an exhibit to the above-mentioned Registration Statement.

Very truly yours, /s/ Charles N. Charnas Charles N. Charnas Vice President, Deputy General Counsel and Assistant Secretary